Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	February 25, 2021

Eldorado Gold Reports 2020 Year-End and Fourth Quarter
Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the fourth quarter and year ended December 31, 2020. For further information please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

Year-End Financial and Operating Results Overview and Subsequent Period Highlights

•2020 annual production guidance achieved: Gold production totalled 528,874 ounces in 2020, an increase of 34% from production of 395,331 ounces in 2019. Despite impacts related to COVID-19, annual guidance was maintained and met for the 2020 calendar year.

•Strong production drives increased cash from operations and free cash flow: Net cash from operating activities of $425.6 million in 2020 (2019: $165.8 million) contributed to free cash flow of $236.2 million in 2020 (2019: negative $37.1 million) primarily as a result of higher sales volumes and a higher average realized gold price.

•Lower all-in sustaining costs: 2020 all-in sustaining costs of $921 per ounce of gold sold were lower than in 2019 ($1,034 per ounce sold) as a result of increased production and weakening of the Turkish Lira.

•Amended Investment Agreement signed: In February 2021, Eldorado entered into an Amended Investment Agreement ("Agreement") with the Hellenic Republic, providing a mutually beneficial and modernized legal and financial framework to allow for investment in the Skouries project and the Olympias and Stratoni mines. The Agreement has been formally submitted to the Greek Parliament for ratification, with a vote expected to take place in an upcoming parliamentary session.

•Arrangement agreement to acquire QMX Gold Corporation: In January 2021, the Company entered into a definitive arrangement agreement with QMX Gold Corporation ("QMX") to acquire the remaining outstanding shares of QMX for total consideration of approximately CDN $132 million ($104 million), of which approximately CDN $29.8 million ($23.4 million) will be paid in cash. The acquisition remains subject to QMX shareholder and court approvals, and if completed, will significantly increase Eldorado's landholdings and exploration footprint in Québec and adjacent to the Lamaque operations.

•Maiden resource at Ormaque deposit highlights exploration success and future growth potential at Lamaque: In February 2021, we announced maiden Inferred Mineral Resources for the Ormaque deposit totalling 2.6 million tonnes at a grade of 9.5 grams per tonne, for 803,000 ounces of contained gold.

•Continued strong financial liquidity: The Company currently has $511.0 million of cash, cash equivalents and term deposits and approximately $29.2 million available under its revolving credit facility. Redemptions totalling $66.1 million of principal of the senior secured notes were completed during the year, including $7.5 million in December 2020. In February 2021 the senior secured credit facility was amended such that approximately $70.8 million of non-financial letters of credit no longer reduce credit availability under the revolving credit facility. Following the amendment, credit availability under the facility is currently $100

1

million. A repayment of $11.1 million on the non-revolving term loan was made in conjunction with this amendment.

•Net earnings and adjusted net earnings attributable to shareholders: Net earnings attributable to shareholders of the Company in 2020 were $104.5 million or $0.61 per share (2019: $80.6 million, or $0.51 per share), including a $40.0 million non-cash write-down of capital works in progress that will no longer be completed as a result of the Agreement. Adjusted net earnings attributable to shareholders of the Company in 2020 were $170.9 million, or $1.00 per share (2019: $2.4 million, or $0.02 per share).

•Increased EBITDA: The Company reported EBITDA in 2020 of $474.2 million (2019: $311.3 million ) and adjusted EBITDA of $534.0 million (2019: $235.6 million) after adjusting for, among other things, the non-cash write-down of $40.0 million of capital works in progress.

•Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines remain operational and isolated cases of COVID-19 have been successfully managed. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

Fourth Quarter 2020 Highlights

•Highest quarterly gold production in nearly five years: Eldorado produced 138,220 ounces of gold in Q4 2020 (Q4 2019: 118,955 ounces).

•Continued cash from operations and free cash flow: Net cash from operating activities of $107.3 million in Q4 2020 (Q4 2019: $64.2 million) contributed to free cash flow of $48.4 million in Q4 2020 (Q4 2019: $5.5 million) primarily as a result of higher sales volumes and a higher average realized gold price.

•Operating costs decreasing: Q4 2020 cash operating costs of $536 per ounce sold and all-in sustaining costs of $959 per ounce sold were lower than Q4 2019 ($621 per ounce sold and $1,110 per ounce sold, respectively).

•Net earnings attributable to shareholders: Q4 2020 net earnings attributable to shareholders of the Company were $22.8 million or $0.13 per share, and included a $40.0 million non-cash write-down of capital works in progress that will no longer be completed as a result of the Agreement. Net earnings attributable to shareholders of the Company in Q4 2019 were $91.2 million or $0.57 per share, mainly attributable to a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag. Adjusted net earnings attributable to shareholders of the Company in Q4 2020 were $58.0 million, or $0.33 per share (Q4 2019: adjusted net earnings attributable to shareholders of the Company of $19.3 million, or $0.12 per share).

•Increased EBITDA: Q4 2020 EBITDA was $95.1 million ($158.7 million in Q4 2019) and Q4 2020 adjusted EBITDA was $144.2 million ($80.3 million in Q4 2019) after adjusting for, among other things, the non-cash write-down of $40.0 million of capital works in progress.

“Eldorado’s strong fourth-quarter finish to 2020 caps a year in which we delivered on our original guidance, generated strong free cash flow and continued to strengthen our overall capital position,” said George Burns, Eldorado's President and Chief Executive Officer. “That this was accomplished during an historically challenging global operating environment is a tribute to the dedication of our people.

“We enter 2021 positioned once again to deliver, both operationally and at our most important growth projects. Consistent with Eldorado’s disciplined approach to capital allocation, we will continue to strengthen our balance sheet while reinvesting in mine and project development programs that prioritize profitability and strong returns. Chief among these is the advancement of the world-class Skouries project in Greece. Our recently signed amended investment agreement with the Greek government sets the stage for a productive and mutually beneficial relationship with the Hellenic Republic. Our focus in 2021 is on unlocking the compelling value at Skouries and throughout our portfolio.”

2

The Company also announced this week maiden Inferred Mineral Resources of 2.6 million tonnes at a grade of 9.5 grams per tonne for 803,000 ounces of gold at the recently-discovered Ormaque deposit near the Lamaque operations in Québec. Over 60% of the resource is in the upper part of the deposit within 400 metres of surface. Exploration in 2021 is focused on in-fill and expansion drilling, as the deposit remains open in multiple directions.

“Exploration success at Ormaque is an important milestone that could lead to a second underground mine to feed the Sigma mill. The growing exploration footprint and targets at Lamaque coupled with low cost expandability of the Sigma plant offer a compelling opportunity to create additional value at Lamaque,” added Burns.

Consolidated Financial and Operational Highlights

Summarized Annual Financial Results

	2020	2019	2018
Revenue (1)	$1,026.7	$617.8	$459.0
Gold revenue (1)	$938.3	$530.9	$386.0
Gold produced (oz) (2)	528,874	395,331	349,147
Gold sold (oz) (1)	526,406	374,902	304,256
Average realized gold price ($/oz sold) (6)	$1,783	$1,416	$1,269
Cash operating costs ($/oz sold) (3,6)	560	608	625
Total cash costs ($/oz sold) (3,6)	649	645	650
All-in sustaining costs ($/oz sold) (3,6)	921	1,034	994
Net earnings (loss) for the period (4)	104.5	80.6	(361.9)
Net earnings (loss) per share – basic ($/share) (4)	0.61	0.51	(2.28)
Adjusted net earnings (loss) (4,5,6,7)	170.9	2.4	(30.1)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	1.00	0.02	(0.19)
Cash flow from operating activities before changes in working capital (6,8)	390.8	149.9	61.1
Free cash flow (6)	236.2	(37.1)	(187.8)
Cash, cash equivalents and term deposits	511.0	181.0	293.0

(1)Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.
(2)Includes pre-commercial production at Lamaque (2018, Q1 2019) and at Olympias (Q1 2018).
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the MD&A section 'Non-IFRS Measures'.
(6)These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)2019 and 2018 amounts have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course gains on disposal of assets (2019: $7.4 million, 2018: nil) and inventory write-downs (2019: $2.5 million, 2018: $1.5 million). Adjusted net earnings as originally presented in 2019 were $5.6 million ($0.04 per share) and Adjusted net loss as originally presented for 2018 was $28.6 million ($0.17 loss per share).
(8)2019 amount has been adjusted to reflect a $0.7 million reclassification within cash flow from operating activities in the current period. 2018 adjustment was negligible.

3

Summarized Quarterly Financial Results

2020	Q1	Q2	Q3	Q4	2020
Revenue	$204.7	$255.9	$287.6	$278.5	$1,026.7
Gold revenue	$185.4	$235.0	$264.3	$253.7	$938.3
Gold produced (oz)	115,950	137,782	136,922	138,220	528,874
Gold sold (oz)	116,219	134,960	137,704	137,523	526,406
Average realized gold price ($/oz sold) (6)	$1,580	$1,726	$1,919	$1,845	$1,783
Cash operating cost ($/oz sold) (3,6)	627	550	537	536	560
Total cash cost ($/oz sold) (3,6)	678	616	664	640	649
All-in sustaining cost ($/oz sold) (3,6)	952	859	918	959	921
Net earnings (loss) (4)	(4.9)	45.6	41.0	22.8	104.5
Net earnings (loss) per share – basic ($/share) (4)	(0.03)	0.27	0.24	0.13	0.61
Adjusted net earnings (loss) (4,5,6)	12.5	43.8	56.7	58.0	170.9
Adjusted net earnings (loss) per share ($/share) (4,5,6)	0.08	0.26	0.33	0.33	1.00
Cash flow from operating activities before changes in working capital (6)	69.4	99.0	125.1	97.2	390.8
Free cash flow (6)	$7.2	$63.4	$117.2	$48.4	$236.2
Cash, cash equivalents and term deposits	$363.6	$440.3	$504.4	$511.0	$511.0

2019	Q1	Q2	Q3	Q4	2019
Revenue (1)	$80.0	$173.7	$172.3	$191.9	$617.8
Gold revenue (1)	$54.5	$150.1	$150.2	$176.1	$530.9
Gold produced (oz) (2)	82,977	91,803	101,596	118,955	395,331
Gold sold (oz) (1)	43,074	113,685	99,241	118,902	374,902
Average realized gold price ($/oz sold) (6)	$1,265	$1,321	$1,513	$1,475	$1,416
Cash operating cost ($/oz sold) (3,6)	625	631	560	621	608
Total cash cost ($/oz sold) (3,6)	652	670	603	652	645
All-in sustaining cost ($/oz sold) (3,6)	1,132	917	1,031	1,110	1,034
Net earnings (loss) (4)	(27.0)	12.2	4.2	91.2	80.6
Net earnings (loss) per share – basic ($/share) (4)	(0.17)	0.08	0.03	0.57	0.51
Adjusted net earnings (loss) (4,5,6,7)	(21.1)	(3.5)	7.6	19.3	2.4
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	(0.13)	(0.02)	0.05	0.12	0.02
Cash flow from operating activities before changes in working capital (6,8)	8.1	38.5	63.0	40.4	149.9
Free cash flow (6)	($64.0)	$4.8	$16.7	$5.5	($37.1)
Cash, cash equivalents and term deposits	$227.5	$119.9	$134.9	$181.0	$181.0

(1)Excludes sales of inventory mined at Lamaque and Olympias during the pre-commercial production periods.
(2)Includes pre-commercial production at Lamaque (Q1 2019).
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the MD&A section 'Non-IFRS Measures'.
(6)These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.
(7)2019 amounts have been adjusted to conform with 2020 presentation by excluding adjustments relating to normal course gains on disposal of assets ($7.4 million) and inventory write-downs ($2.5 million). Adjusted net earnings as originally presented in 2019 were $5.6 million ($0.04 per share).
(8)2019 amount has been adjusted to reflect a $0.7 million reclassification within cash flow from operating activities in the current period.

4

Gold sales of 526,406 ounces in 2020 increased from 374,902 ounces in 2019. The 40% increase was primarily due to an increase of 88,158 ounces sold from Kisladag as a result of an increase in tonnes of ore stacked and placed under leach following the restart of full operations in 2019 and an increase of 55,524 ounces sold from Lamaque enabled by receipt of authorization in March 2020 to increase mine production.

Total revenues increased to $1,026.7 million in 2020 from $617.8 million in 2019 as a result of higher sales volumes and a higher average realized gold price of $1,783 per ounce compared to $1,416 per ounce in 2019.

Cash operating costs per ounce sold decreased to $560 in 2020 from $608 in 2019, primarily due to increased mining rates at Lamaque following the receipt of authorization in March 2020 to increase mine production, higher production at Olympias and reduced costs at Efemcukuru due to the weakening of the Turkish Lira during the year. These decreases were partly offset by an increase of cash operating costs per ounce sold at Kisladag resulting from decreases in the average grade of ore placed on the heap leach pad.

Net earnings attributable to shareholders of $104.5 million ($0.61 per share) in 2020 improved from $80.6 million ($0.51 per share) in 2019. The improvement was primarily a result of higher production and sales volumes combined with a higher average realized gold price. Net earnings attributable to shareholders of $22.8 million ($0.13 per share) in Q4 2020 decreased from $91.2 million ($0.57 per share) in Q4 2019 primarily due to the $40.0 million write-down of capital works in progress ($43.4 million combined with a net impairment reversal of $85.2 million ($68.2 million net of deferred income tax) for Kisladag in Q4 2019.

Adjusted net earnings were $170.9 million ($1.00 per share) in 2020, compared to $2.4 million ($0.02 per share) in 2019. Adjusted net earnings in 2020 removes, among other things, the $40.0 million non-cash write-down of capital works in progress, a $3.4 million VAT provision associated with the write-down, a $16.3 million net loss on foreign exchange due to translation of deferred tax balances, $8.6 million of finance costs related to the $66.1 million redemption of the senior secured notes during the year and the $2.5 million gain on disposal of the Vila Nova mine in Q3 2020. Adjusted net earnings were $58.0 million ($0.33 per share) in Q4 2020, compared to $19.3 million ($0.12 per share) in Q4 2019.

Higher sales volumes in 2020, combined with a higher gold price, resulted in EBITDA of $474.2 million, including $95.1 million in Q4 2020. Adjusted EBITDA of $534.0 million in 2020 and $144.2 million in Q4 2020 exclude, among other things, the $40.0 million write-down of capital works in progress.

5

Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2020	2019	2020	2019	2021 Outlook
Total
Ounces produced (1)	138,220	118,955	528,874	395,331	430,000 – 460,000
Ounces sold (2)	137,523	118,902	526,406	374,902	n/a
Cash operating costs ($/oz sold) (4)	$536	$621	$560	$608	$590 – 640
All-in sustaining costs ($/oz sold) (4)	$959	$1,110	$921	$1,034	$920 – 1,150
Sustaining capex (4)	$29.1	$41.1	$92.5	$97.4	$122 – 142
Kisladag
Ounces produced (3)	56,816	51,010	226,475	140,214	140,000 – 150,000
Ounces sold	55,807	49,529	226,895	138,737	n/a
Cash operating costs ($/oz sold) (4)	$447	$421	$451	$435	$590 – 640
All-in sustaining costs ($/oz sold) (4)	$732	$616	$664	$593	n/a
Sustaining capex (4)	$6.5	$6.7	$20.1	$14.7	$18 – 23
Lamaque
Ounces produced (1)	44,168	29,085	144,141	113,940	140,000 – 150,000
Ounces sold (2)	44,990	31,293	142,269	86,745	n/a
Cash operating costs ($/oz sold) (4)	$503	$663	$522	$556	$560 – 610
All-in sustaining costs ($/oz sold) (4)	$789	$1,273	$827	$1,078	n/a
Sustaining capex (4)	$9.8	$17.0	$32.9	$38.2	$48 – 53
Efemcukuru
Ounces produced	25,828	26,243	99,835	103,767	90,000 – 95,000
Ounces sold	24,956	25,530	98,340	105,752	n/a
Cash operating costs ($/oz sold) (4)	$493	$608	$556	$599	$550 – 600
All-in sustaining costs ($/oz sold) (4)	$989	$1,122	$918	$923	n/a
Sustaining capex (4)	$7.3	$10.2	$19.1	$24.5	$18 – 23
Olympias
Ounces produced	11,408	12,617	58,423	37,410	55,000 – 65,000
Ounces sold	11,770	12,550	58,902	43,668	n/a
Cash operating costs ($/oz sold) (4)	$1,166	$1,331	$1,078	$1,286	$775 – 825
All-in sustaining costs ($/oz sold) (4)	$1,768	$1,986	$1,541	$1,837	n/a
Sustaining capex (4)	$5.5	$7.2	$20.2	$20.1	$38 – 43

(1)Includes pre-commercial production at Lamaque (Q1 2019).
(2)Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019). During the year ended December 31, 2019, 27,627 ounces were sold from inventory produced during the pre-commercial production period at Lamaque.
(3)Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.
(4)These measures are non-IFRS measures. See the MD&A section 'Non-IFRS Measures' for explanations and discussion of these non-IFRS measures.

Gold production of 528,874 ounces in 2020 increased 34% from 395,331 ounces in 2019 primarily due to an increase in tonnes of ore stacked and placed under leach at Kisladag following the restart of full operations in 2019 and an increase at Lamaque enabled by receipt of authorization in March 2020 to increase mine production.
For further information on the Company’s operating results for the year-end and fourth quarter of 2020, please see the Company’s Management’s Discussion and Analysis filed on SEDAR at www.sedar.com under the Company’s profile.

6

Conference Call
A conference call to discuss the details of the Company’s Fourth Quarter and Year-End 2020 Results will be held by senior management on Friday, February 26, 2021 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20210226.html

Conference Call Details		Replay (available until April 2, 2021)
Date:	February 26, 2021	Toronto:	+1 604.638.9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	+1 800.319.6413
Dial in:	+1 604.638.5340	Access code:	5918
Toll free:	+1 800.319.4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts
Investor Relations
Jeff Wilhoit, Interim Director, Investor Relations
604.687.4018 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louise.burgess@eldoradogold.com

7

Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining and growth capital. Please see the December 31, 2020 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, the duration, extent and other implications of the coronavirus (COVID 19) and any restrictions and suspensions with respect to the Company’s operations; Eldorado Gold’s capital resources and business objectives; ratification of the Agreement by the Greek Parliament; Eldorado Gold’s guidance and outlook, including expected production, cost guidance and recoveries of gold, including: increased heap leach recoveries through increased leach time in conjunction with a high-pressure grinding roll at Kisladag, increasing the throughput at the Sigma mill;timing and cost of the construction of an underground decline at the Triangle mine and the associated benefits; expansion at Lamaque; and the success of a column flotation system in improving concentrate grade and quality and lowering transportation and concentrate treatment charges at Efemçukuru; expected sales and revenue recognition of delayed Efemçukuru concentrate; completion of the acquisition of QMX; favourable economics for the Company’s heap leaching plan and the ability to extend mine life at Eldorado’s projects; completion of construction at Skouries; the potential sale of any of our non-core assets; planned capital and exploration expenditures; conversion of mineral resources to mineral reserves; Eldorado Gold’s expectation as to its future financial and operating performance, including expectations around generating free cash flow; expected metallurgical recoveries and improved concentrate grade and quality; gold price outlook and the global concentrate market; redemption of senior secured notes; Eldorado’s strategy, plans and goals, including its proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules; and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: ratification and effectiveness of the Agreement, and the benefits thereof, the ability to achieve the expected benefits of the Agreement, the completion of advancement of technical work and construction at Skouries, including securing financing, production and cost guidance, and ability to move into production, and the timing thereof, how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ratification of the Agreement, including the timing thereof, the ability to achieve the expected benefits of the Agreement, the ability to complete advancement of technical work and construction at Skouries, including securing financing, and meeting production and cost guidance, and ability to move into production, and the timing thereof, ability to meet production and cost guidance, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

8

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.

9

Eldorado Gold Corporation
Consolidated Statements of Financial Position
As at December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	6	$451,962	$177,742
Term deposits		59,034	3,275
Accounts receivable and other	7	73,216	79,138
Inventories	8	176,271	163,234
Current portion of employee benefit plan assets	17	5,749	—
Assets held for sale	32	—	12,471
		766,232	435,860
Restricted cash		2,097	3,080
Other assets	9	39,562	22,943
Employee benefit plan assets	17	—	6,244
Property, plant and equipment	11	3,998,493	4,088,202
Goodwill	12	92,591	92,591
		$4,898,975	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities	14	$179,372	$139,104
Current portion of lease liabilities		11,297	9,913
Current portion of debt	15	66,667	66,667
Current portion of asset retirement obligations	16	4,701	1,782
Liabilities associated with assets held for sale	32	—	4,257
		262,037	221,723
Debt	15	434,465	413,065
Lease liabilities		14,659	15,143
Employee benefit plan obligations	17	21,974	18,224
Asset retirement obligations	16	106,677	94,235
Deferred income tax liabilities	19	402,713	412,717
		1,242,525	1,175,107
Equity
Share capital	20	3,144,644	3,054,563
Treasury stock		(11,452)	(8,662)
Contributed surplus		2,638,008	2,627,441
Accumulated other comprehensive loss		(30,297)	(28,966)
Deficit		(2,125,326)	(2,229,867)
Total equity attributable to shareholders of the Company		3,615,577	3,414,509
Attributable to non-controlling interests		40,873	59,304
		3,656,450	3,473,813
		$4,898,975	$4,648,920

Debt, Guarantees, Commitments and Contractual Obligations (Notes 15, 24)
Contingencies (Note 25), Subsequent events (Note 15(b), 34)

Approved on behalf of the Board of Directors

(signed) John Webster Director         (signed) George Burns Director

Date of approval: February 25, 2021

Please see the Consolidated Financial Statements dated December 31, 2020 for notes to the accounts.
10

Eldorado Gold Corporation
Consolidated Statements of Operations
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars except share and per share amounts)

	Note	Year ended December 31, 2020	Year ended December 31, 2019
Revenue
Metal sales	28	$1,026,685	$617,823

Cost of sales
Production costs	29	445,183	334,839
Depreciation and amortization		246,651	153,118
		691,834	487,957

Earnings from mine operations		334,851	129,866

Exploration and evaluation expenses		12,693	14,643
Mine standby costs	30	15,675	17,334
General and administrative expenses		28,561	29,180
Employee benefit plan expense	17	2,849	2,717
Share-based payments expense	21	10,692	10,396
Reversal of impairment	11	—	(96,914)
Write-down of assets	11	38,660	6,298
Foreign exchange gain		(2,994)	(625)
Earnings from operations		228,715	146,837

Other (expense) income	18	(1,277)	11,885
Finance costs	18	(50,943)	(45,266)

Earnings before income tax		176,495	113,456
Income tax expense	19	79,134	39,771
Net earnings for the year		$97,361	$73,685

Attributable to:
Shareholders of the Company		104,541	80,586
Non-controlling interests	10	(7,180)	(6,901)
Net earnings for the year		$97,361	$73,685

Weighted average number of shares outstanding (thousands)	31
Basic		171,047	158,856
Diluted		175,231	161,539

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.61	$0.51
Diluted earnings per share		$0.60	$0.50

Please see the Consolidated Financial Statements dated December 31, 2020 for notes to the accounts.
11

Eldorado Gold Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2020	Year ended December 31, 2019

Net earnings for the year		$97,361	$73,685
Other comprehensive income (loss):
Items that will not be reclassified to net earnings (loss):
Change in fair value of investments in equity securities, net of tax		1,546	1,256
Actuarial losses on employee benefit plans	17	(3,440)	(6,361)
Income tax recovery on actuarial losses on employee benefit plans		563	633
		(1,331)	(4,472)
Total comprehensive income for the year		$96,030	$69,213

Attributable to:
Shareholders of the Company		103,210	76,114
Non-controlling interests		(7,180)	(6,901)
		$96,030	$69,213

Please see the Consolidated Financial Statements dated December 31, 2020 for notes to the accounts.
12

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

Cash flows generated from (used in):	Note	Year ended December 31, 2020	Year ended December 31, 2019

Operating activities
Net earnings for the year		$97,361	$73,685
Items not affecting cash:
Depreciation and amortization		248,790	155,331
Finance costs		50,943	45,266
Interest income		(2,056)	(2,760)
Unrealized foreign exchange gain		(2,999)	(790)
Income from royalty sale		—	(8,075)
Income tax expense		79,134	39,771
Net loss (gain) on disposal of assets		2,587	(656)
Reversal of impairment	11	—	(96,914)
Write-down of assets	11	38,660	6,298
Share based payments expense		10,692	10,396
Employment benefit plan expense		2,849	2,717
		525,961	224,269
Property reclamation payments		(2,301)	(2,807)
Employee benefit plan payments		(2,633)	(2,587)
Income taxes paid		(87,872)	(36,242)
Interest paid		(44,373)	(35,479)
Interest received		2,056	2,760
Changes in non-cash operating working capital	22	34,769	15,912
Net cash generated from operating activities		425,607	165,826

Investing activities
Purchase of property, plant and equipment		(190,908)	(214,505)
Capitalized interest paid		—	(3,848)
Proceeds from the sale of property, plant and equipment		1,790	6,605
Proceeds on pre-commercial production sales, net	11	—	12,159
Purchase of investment in associate		—	(3,107)
Proceeds from sale of mining interest		9,896	1,397
Value added taxes related to mineral property expenditures, net		(15,468)	(1,590)
Proceeds from the sale of marketable securities		5,237	—
Decrease (increase) in term deposits		(55,759)	3,371
Decrease in restricted cash		983	10,644
Net cash used in investing activities		(244,229)	(188,874)

Financing activities
Issuance of common shares for cash, net of issuance costs		95,992	40,066
Acquisition of non-controlling interest, without change in control	10	(7,500)	—
Contributions from non-controlling interests		421	2,791
Proceeds from borrowings		150,000	494,000
Repayment of borrowings		(132,714)	(600,000)
Loan financing costs		—	(15,583)
Principal portion of lease liabilities		(9,807)	(6,729)
Purchase of treasury stock		(3,550)	—
Net cash generated from (used in) financing activities		92,842	(85,455)

Net increase (decrease) in cash and cash equivalents		274,220	(108,503)
Cash and cash equivalents - beginning of year		177,742	286,312
Cash in disposal group held for sale		—	(67)
Cash and cash equivalents - end of year		$451,962	$177,742

Please see the Consolidated Financial Statements dated December 31, 2020 for notes to the accounts.
13

Eldorado Gold Corporation
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020 and December 31, 2019
(In thousands of U.S. dollars)

	Note	Year ended December 31, 2020	Year ended December 31, 2019
Share capital
Balance beginning of year		$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash		3,559	265
Transfer of contributed surplus on exercise of options		1,267	103
Shares issued to the public, net of share issuance costs		85,255	46,271
Balance end of year	20	$3,144,644	$3,054,563

Treasury stock
Balance beginning of year		$(8,662)	$(10,104)
Purchase of treasury stock	21	(3,550)	—
Shares redeemed upon exercise of restricted share units		760	1,442
Balance end of year		$(11,452)	$(8,662)

Contributed surplus
Balance beginning of year		$2,627,441	$2,620,799
Share based payment arrangements		8,422	8,187
Shares redeemed upon exercise of restricted share units		(760)	(1,442)
Acquisition of non-controlling interest, without change in control	10	4,172	—
Transfer to share capital on exercise of options		(1,267)	(103)
Balance end of year		$2,638,008	$2,627,441

Accumulated other comprehensive loss
Balance beginning of year		$(28,966)	$(24,494)
Other comprehensive loss for the year attributable to shareholders of the Company		(1,331)	(4,472)
Balance end of year		$(30,297)	$(28,966)

Deficit
Balance beginning of year		$(2,229,867)	$(2,310,453)
Earnings attributable to shareholders of the Company		104,541	80,586
Balance end of year		$(2,125,326)	$(2,229,867)
Total equity attributable to shareholders of the Company		$3,615,577	$3,414,509

Non-controlling interests
Balance beginning of year		$59,304	$63,414
Acquisition of non-controlling interest, without change in control	10	(11,672)	—
Loss attributable to non-controlling interests		(7,180)	(6,901)
Contributions from non-controlling interests		421	2,791
Balance end of year		$40,873	$59,304
Total equity		$3,656,450	$3,473,813

Please see the Consolidated Financial Statements dated December 31, 2020 for notes to the accounts.
14